                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  FORM 12B-25


                          NOTIFICATION OF LATE FILING

  (Check One)    [x] Form 10-K    [ ] Form 20-F    [ ] Form 11-K  [ ]  Form 10-Q
[ ] Form N-SAR

For Period Ended:               December 31, 1999
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[ ]  Transition Report on Form 10-K     [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F     [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

For the Transition Period Ended:
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.


   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
   If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                        PART I.  REGISTRANT INFORMATION

Full name of registrant      USATalks.com, Inc.
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Former name if applicable
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Address of principal executive office (street and number)
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                           5830 Oberlin Drive
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City, State and Zip Code   San Diego, CA 92121
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                       PART II.  RULE 12B-25(b) and (c)

   If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check where appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III.  NARRATIVE

   State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10KSB for our year ended December 31, 1999, cannot be filed by the due date of March 30, 2000, for the reasons discussed in this Part III.

The Company has undergone significant changes during the fourth quarter of 1999. Specifically, we had changes in upper management by the resignation of the CEO and the Chairman of the Board of Directors. We have converted from a completely Company-owned network (VoIP equipment and associated connectivity) to an improved hybrid network that utilizes a combination of proprietary and leased elements and services. With the recent improvement in network quality, we have begun to launch an aggressive sales effort among the more than 50 Master Agents recruited during 1999.

Our ability to raise capital has been continually adversely affected by the trading suspension invoked by the SEC from January 29, 1999 to February 12, 1999, and its aftermath. The on-going SEC investigation has been a significant hindrance to our ability to attract new equity investors and lenders to provide financing for both operations and network equipment acquisitions. However, the SEC finally issued a formal letter on February 22, 2000 stating that..."no enforcement action has been recommended.".

In summary, due to all the above discussed reasons as well as a myriad of other reasons, including being very short staffed, it will not be possible to file a complete and correct Form 10KSB by the due date of March 30, 2000.

It is fully anticipated that the complete filing of the subject Form 10KSB will be filed by April 14, 2000, the date to which an extension is requested.

                          PART IV.  OTHER INFORMATION

  (1) Name and telephone number of person to contact in regard to this notification

Jack C. Alexander, CFO              (858)                   638-9485
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       (Name)                    (Area code)           (Telephone number)

  (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [x] Yes  [ ] No

  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [ ] Yes  [x] No

  If so; attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                  (Name of Registrant as Specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   March 29, 2000                   By:  /S/ JACK C ALEXANDER
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                                    Title:  Chief Financia Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEC 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (sec 232.201 or sec 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (sec 232.13(b) of this chapter).

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